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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 – 51565

✳KH 3|16

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	01/01/10	AND ENDING	12/31/10
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ISI CAPITAL, LLC

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, SUITE 25B
_____
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FRAKER   (212) 972-8300
_____
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
_____
                    (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ MARK FRAKER _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ ISI CAPITAL, LLC _____ , as of

_____ DECEMBER 31, 2010 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
MANAGING MEMBER
Title

_____
Notary Public

EDWARD TORRADO
Notary Public, State of New York
No. 01TO6149081
Qualified in New York County
Commission Expires July 3, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ISI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
ISI Capital, LLC:

We have audited the accompanying statement of financial condition of ISI Capital, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ISI Capital, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 28, 2011

ISI CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

A S S E T S

Cash and cash equivalents	$ 67,709
Due from broker	160,910
Fixed assets, at cost (net of accumulated depreciation of $69,189)	13,069
Prepaid expenses	31,493
Security deposit	20,131
TOTAL ASSETS	$ 293,312

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 39,455
Liabilities subordinated to the claims of general creditors	64,000
Members' equity	189,857
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 293,312

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION

ISI Capital, LLC (the "Company") was organized on October 21, 1998 in the State of New York as a limited liability company, the Operating Agreement of which expires December 31, 2047. The Company, which began its operations in November 1999, became a registered general securities broker-dealer effective July 26, 1999, is subject to regulation by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under the Company's original Operating Agreement, there were three classes of members: Class A, Class B and Class C. Class A members consist of the original members who formed and capitalized the Company. The Operating Agreement was amended effective January 22, 2001, to provide for Class D members. As of December 31, 2010, there are no Class B, C or D members.

The Operating Agreement provides for Class A members to share profits and distributions in proportion to their membership interests. The Operating Agreement further provides that the Managers, who shall be elected by the vote of Class A members holding at least two-thirds of the membership interest, may allocate to themselves or any member, whether by formula or otherwise, in their sole and absolute discretion, an amount, either as a distribution of profits, an expense of the business, or both, that represents reasonable compensation for services rendered.

The Company transacts business with institutional customers primarily located in the United States of America.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions are recorded on a trade date basis.

Fair Value Principles

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

The clearing and depository operations for the Company's customer transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2010 the due from broker, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined. This Rule also requires that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2010, the Company had net capital of $184,732, which was $84,732 in excess of its required net capital of $100,000.

NOTE 5.   SUBORDINATED BORROWING

At December 31, 2010, the Company had a borrowing from a member under a subordination agreement as follows:

Subordinated loan agreement bearing interest at
4.13% per annum, due December 31, 2016 $ 64,000

This borrowing is subordinated to the claims of general creditors, has been approved by FINRA, and is available in computing net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

NOTE 6.   COMMITMENTS

The Company has a line of credit with a total facility of $ 25,000 for direct borrowings. At December 31, 2010, $ 12,939 was outstanding under the facility. The annual interest rate charged is at prime plus one percent and payments are required repaid each month in an amount equal to 1/36th of the outstanding principal balance.

NOTE 7.   INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT").

NOTE 8.   FIXED ASSETS

<u>Computers, Custom Software and Office Equipment</u>

Computers, custom software and office equipment are stated at cost, less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the related assets, which range from five to seven years.

Fixed assets consist of the following:

Computers and office equipment	$ 73,720
Custom Software	8,538
Less: Accumulated depreciation	(69,189)
Net fixed assets	$ 13,069

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of this report, and no events have been identified which require disclosure.